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                            GRAPE PURCHASE AGREEMENT


         This GRAPE PURCHASE AGREEMENT ("AGREEMENT") is made as of August 25, 2000, by and between R. H. PHILLIPS, INC., a California corporation ("WINERY"), and JK VINEYARDS, LLC, a California limited liability company ("GROWER").

                                   BACKGROUND

         Grower plans to acquire up to 275 vine acres of land, in one or more parcels, and plans to develop and plant wine grape varieties which may include Chardonnay, Merlot, Petite Verdot, Viognier, Syrah, Cabernet Sauvignon and/or Malbec and/or such other varieties as the parties may mutually agree (the "DESIGNATED VARIETIES"). Subject to the conditions in this Agreement, Winery wishes to purchase all the grapes grown on the property to insure a source for its growing wine business.

         The parties will work together to develop a vineyard using vineyard management techniques which will produce grapes suitable for wine production and sale in the super premium and ultra premium price segments. Similarly, to the extent Grower produces and delivers such grapes, Winery will employ such production techniques, including but not limited to fermentation, aging, storage and bottling methods, required to produce super premium and ultra premium wines.

         The entry into this Agreement is a part of and a condition to the consummation of the transactions contemplated by a Merger Agreement dated August 25, 2000, entered into between Vincor International, Inc. and Winery, pursuant to which control of Winery is being transferred to Vincor International, Inc.

         The obligation of Winery to perform its obligations under this Agreement is subject to the conditions set forth in Section 15 of this Agreement, and the obligation of Grower to perform its obligations under this Agreement is subject to the conditions set forth in Section 16 of this Agreement.

         NOW, THEREFORE, in consideration of the premises and the mutual promises, representations, warranties and covenants contained herein, incorporating in all respects the Background, and subject to the conditions set forth herein, the parties hereto agree as follows:

1. PROPERTY. Grower shall use its best efforts to acquire up to 275 plantable vine acres of land, in one or more parcels, to be located in one or more of the following


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appellations, or any other appellation mutually agreed to between Winery and
Grower: Dunnigan Hills, Paso Robles, Monterey County, Lake County, Mendocino County or North Coast (the "PROPERTY"). Grower shall use its best efforts to acquire Property that (a) will meet the standards referred to in the Background section of this Agreement and (b) is capable of producing Grapes that will meet the Quality Standards in this Agreement. Such Property, and the parcels that comprise the same, must be approved by Winery as provided in
Section 15 hereof.

2. PLANTING OF VINEYARD. The schedule for planting, the varieties, clones and rootstock to be planted, and the vineyard development plan must be approved by Winery as provided in Section 15 herein. The varietal allocation will be determined taking into account Winery's projected needs and soil, climate and other viticultural considerations of the Property. Grower shall plant the agreed varieties on phylloxera resistant rootstock reasonably acceptable to Winery and in accordance with the Vineyard Development Plan as approved by Winery in accordance with Section 15.3.

3. SALE AND PURCHASE. Subject to and in accordance with the terms and conditions of this Agreement, Grower hereby agrees to sell and Winery hereby agrees to purchase the entire production of wine grapes ("GRAPES") grown on the Property.

4. PRICE. The Price to be paid for Grapes delivered to and accepted by Winery for each harvest year during the term described in Section 5 shall be determined in accordance with EXHIBIT A attached hereto.

5. TERM. The initial term of this Agreement will be for fifteen (15) harvest years or, if Winery shall so elect and shall so notify Grower on or before December 31 of the fourteenth harvest year, then twenty (20) harvest years ("ORIGINAL TERM"), and the term will continue from year to year thereafter ("EVERGREEN PERIOD"), unless, no later than December 31 following the last harvest of the Original Term or the same date for any year during the Evergreen Period, Notice of termination is given by either party ("NOTICE OF TERMINATION"). Upon Notice of Termination to the other party, for each harvest thereafter, Winery's obligation to buy and Grower's obligation to sell the Grapes will be reduced by twenty percent (20%) of the total acreage of the Property devoted to each variety, with the Agreement expiring following the fifth harvest after Notice of Termination is given.

6.       QUALITY.

         6.1 QUALITY STANDARDS. All Grapes shall be inspected for quality and acceptance on a load-by-load basis and must meet the grape quality standards in EXHIBIT B hereto (the "QUALITY STANDARDS"). Any Grapes or load of Grapes not meeting any or all of the Quality Standards may, at Winery's option, be rejected by Winery in addition to any other rights Winery may have.


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         6.2      BUREAU INSPECTION. If Winery determines that any load or loads of Grapes are not in compliance with the Quality Standards set forth in this Agreement, Grower, upon notice to Winery, may have such load or loads inspected by the Bureau of Food and Vegetable Standardization of the Department of Agriculture of the State of California ("BUREAU") or other official agency. If Grower has a load inspected by the Bureau, and the Bureau determines that the load is in compliance with the Quality Standards set forth in this Agreement, then Winery shall pay for the cost of the inspection by the Bureau; provided, however, if the Bureau determines that the load is not in compliance with the Quality Standards set forth in this Agreement, then Grower shall pay for the cost of the inspection by the Bureau. The determination by the Bureau or other official agency as to the compliance of such load or loads with the Quality Standards set forth in this Agreement shall be conclusive and binding on the parties.

         6.3 REJECTION. Winery may not reject Grapes if such Grapes and the harvesting and delivery thereof comply with the Quality Standards and the other provisions of this Agreement.

         6.4 OBJECTIVE OF PARTIES. The parties acknowledge that it is their mutual objective to produce super premium and ultra premium wines from the Grapes delivered hereunder. For purposes of this Agreement, "super premium" and "ultra premium" wines shall be those wines in the second and third price tiers generally used by the industry, on an increasing price basis, over popular premium, which is the lowest tier of 750 ml cork-finished products; provided, however, that for purposes of this Agreement the "super premium" category shall not include wines sold at less than a $10 retail price (such $10 base price to be increased or decreased from time to time during the term hereof in accordance with percentage increases or decreases in the industry in the price points for the super premium category.) As of the date of and for purposes of this Agreement, super premium is wine sold at $10 to $14 per bottle retail price and ultra premium is wine sold at over $14 per bottle retail price. Grower shall use its best efforts to develop and operate vineyards on the Property using viticultural practices to produce grapes suitable for making super and ultra premium wines, including in this respect, employing yield management practices and being guided by Winery's reasonable requests regarding yield levels, as provided in Section 7.2. To the extent Grower produces and delivers such grapes hereunder, Winery shall use its best efforts to produce super and ultra premium wines from the Grapes utilizing fermentation, aging, storage and bottling methods and techniques suitable for the production of super and ultra premium wines.


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7.       VINEYARD MANAGEMENT.

         7.1 VINEYARD MANAGER. With respect to any Property located in the Dunnigan Hills area or any Property located in an area in which Winery then farms its own vineyards or those of any third party, for the period during which either John Giguiere or Karl Giguiere are employed by or serve as consultants to Winery, Winery shall have the right, but not the obligation, to act as the vineyard manager of the Property on terms and for compensation that is standard and customary in the area in which the portion of the Property being farmed is located. In connection therewith, the parties shall negotiate, execute and deliver a vineyard management agreement incorporating such standard and customary terms, including a management fee of Thirteen Dollars ($13.00) per acre per month (for the initial five-year term) and all reasonable and customary out-of-pocket costs incurred by the vineyard manager. In the event Winery is not the vineyard manager of the Property, Grower shall comply, and cause its vineyard manager to comply, with the farming and viticultural practices in EXHIBIT C hereto. In the event that Winery determines, in its sole discretion, to make Winery's equipment available for use, Grower may use Winery's equipment with respect to the Property at a charge based on prevailing market rates in the area in which the Property is located and subject to terms mutually agreed to between Winery and Grower. For any calendar year that Winery determines not to make its equipment available for use with respect to the Property, Winery shall give Notice of such determination to Grower no later than December 31st of the preceding calendar year.

         7.2 NO REPRESENTATION AS TO TONNAGE. Without affecting the provisions of this Agreement regarding Grower's yield management practices and being guided by reasonable requests from Winery regarding yield levels, but notwithstanding any other provision of this Agreement, Winery acknowledges that Grower does not and has not made any representation as to the number of tons of grapes to be yielded by the Property for any particular harvest. Grower will work with Winery and its winemaker in good faith regarding such yield for each harvest year and be guided by reasonable requests provided from time to time by Winery regarding yield levels as to varieties of Grapes grown on various portions of the Property, taking into account the objective of producing super premium and ultra premium wines from the Grapes delivered hereunder.

         7.3 INSPECTION. Upon prior reasonable Notice to Grower, Winery will have the right to enter upon the Property to inspect the vineyards and the viticultural practices of Grower at any reasonable time.

8. GRAPE MATURITY AND HARVESTING. Grower shall harvest and deliver the Grapes in the manner described in EXHIBIT D hereto.


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9.       WEIGHING AND DELIVERY.

         9.1 DELIVERY LOCATION, ETC. All deliveries shall be made to Winery's winery located at Esparto, California, or other location (whether or not owned or operated by Winery) as designated by Winery, and shall occur on the day of harvest. Grower shall pay the cost of delivery to such winery and/or to a designated facility within a 150 mile radius of the point of harvest or, if any portion of the Property is located more than 150 miles from the Winery's closest crush facility, then within a radius equal to such longer distance to such portion of the Property. All Grape loads shall be weighed by a certified weighmaster on certified scales at the location designated for delivery. The risk of loss remains with Grower until such time as Grapes have been delivered to and accepted by Winery. All Grapes shall be delivered in clean and sanitary trucks and gondolas which are equipped for side-dumping and do not exceed sixty
(60) feet in length. All such containers shall be painted with the food grade materials approved by the Food and Drug Administration. Gross weight of trucks will not exceed the legal limit. All deliveries shall be subject to being weighed by Winery on Winery's scale, or other designated scale.

         9.2 INDEMNIFICATION. Grower indemnifies and holds Winery harmless from and against direct damage caused by foreign objects or materials contained in loads of Grapes delivered to and accepted by Winery pursuant to this Agreement.

10. PAYMENT. Winery will pay the purchase price (based on the "Price" as calculated pursuant to EXHIBIT A) for all Grapes from each year's harvest delivered to and accepted by Winery, as follows: fifty percent (50%) of the total Price shall be due and payable on or before November 1 immediately following the harvest, and the remaining fifty percent (50%) shall be due and payable not earlier than January 1 nor later than January 5 of the calendar year immediately following the harvest. If payment is not made when due, Winery will pay Grower interest compounded monthly on the unpaid balance at 100 basis points over the prime rate as quoted in the WALL STREET JOURNAL at the time of default until the payment is made.

11. FORCE MAJEURE. In the event of strikes, quarantine, boycott, embargo, fire, climatic conditions, or other similar reasons ("FORCE MAJEURE EVENTS") beyond the control of Winery whereby Winery determines it is unable to receive and/or process Grapes covered by this Agreement, Winery shall give prompt Notice of such event to Grower. If after discussions between Winery and Grower, Winery is still unable to commit to receive and/or process Grapes covered by this Agreement, Winery will be excused from purchasing any loads of Grapes affected by the Force Majeure Event, and Grower will be excused from its obligation to sell such Grapes to Winery and may sell such Grapes to any third party. Similarly, upon the occurrence of a Force Majeure Event beyond the control of Grower whereby Grower determines it is unable to deliver Grapes covered by this Agreement to Winery, Grower shall give prompt Notice of such event to Winery. If after discussions between Winery and Grower, Grower still is unable to


                                      -5-

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commit to deliver Grapes covered by this Agreement, Grower will be excused from delivery of any loads of Grapes affected by the Force Majeure Event and Winery will be excused from its obligation to purchase such Grapes from Grower.

12. TITLE. Grower guarantees that Grapes delivered to Winery will be Winery's sole and absolute property, free from any liens, encumbrances, restrictions, options, claims, contract rights and other rights of third parties (collectively, "LIENS") at the time and place of delivery. Grower will promptly notify Winery of the existence of any security interest granted in the Grapes for crop financing purposes, and of the party to whom payments with respect to the Grapes will be made, but at the time and place of delivery and subject only to Winery's obligation to make such payments, such Grapes shall be free from all Liens as provided above and such crop financing shall not otherwise interfere with Winery's rights to receive delivery of the grapes hereunder. Grower agrees to indemnify, defend, protect, and hold harmless Winery from any loss, expense, cost or liability relating to the claim of any person or entity having or alleging a security interest or other Lien in the Grapes or otherwise relating to Grower's breach of this Section 12.

13. GENERAL TERMINATION UPON BREACH. A party will have the right to terminate this Agreement upon the occurrence of a certain breach by the other party of this Agreement, by giving Notice to the other party describing the breach. If the breach asserted is Winery's failure to pay charges payable hereunder when due, the Notice will state the amount past due, and Winery will have ten (10) business days after receipt of such Notice within which to pay the amount owed as calculated pursuant to this Agreement. If the breach remains uncured at the expiration of such period of time, Grower may exercise any and all remedies for nonpayment, including termination of the Agreement at its election on thirty (30) days' Notice to Winery unless a bona fide dispute with respect to such nonpayment exists which has been submitted to arbitration pursuant to Section 17.10. For any other asserted breach, (i) the party receiving the Notice of breach will have thirty (30) days after receipt of such Notice within which to cure the breach, or (ii) if the breach cannot be cured within thirty (30) days through reasonable commercial efforts, the period may be extended for such reasonable period of time as may be required to cure the breach employing all expeditious efforts that may be required to cure such breach, provided that the party receiving the Notice of breach presents a plan for curing the breach within five (5) business days of the Notice and diligently proceeds with the cure. If the breach remains uncured at the expiration of such period of time, the non-breaching party at its election may terminate the Agreement on thirty (30) days' Notice unless a bona fide dispute with respect to such breach exists which has been submitted to arbitration pursuant to Section
17.10. It is specifically acknowledged by the parties that the failure of loads of Grapes to comply with the Quality Standards contained in this Agreement, on an isolated basis for reasons beyond the control of Grower, shall not be a breach for which Winery has the right to terminate this Agreement. The remedies provided in this Section 13 are cumulative, and are in addition to any remedies now or later allowed by law or under contract.


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14.      ASSIGNMENT AND RIGHT OF FIRST OFFER.

         14.1 ASSIGNMENT. This Agreement is not assignable by either party without the prior written consent of the other party, and the assignee; except that, (i) without limiting the obligations of Grower set forth in Section 12, Grower may create a security interest in the Property and the Grapes for purposes of obtaining financing in the ordinary course of its business, with respect to which financing Grower agrees to use its best efforts to obtain from the lender a commercially reasonable non-disturbance and attornment agreement in favor of Winery; (ii) without limiting Winery's termination right set forth in the next following sentence, Grower may assign this Agreement to any transferee of the Property which transfer is in accordance with the terms of this Agreement; and (iii) Winery and Grower may each assign this Agreement to its wholly-owned subsidiary, parent company or other affiliated company; provided, however, that any such assignment shall not release Winery or Grower, as applicable, of its obligations under this Agreement. In the event Grower should sell, lease or otherwise transfer all or a portion of the Property or any interest therein (either voluntarily or involuntarily), Grower shall promptly notify Winery in writing and Winery, after 10 days Notice to Grower, shall have the right at Winery's option to terminate this Agreement by written Notice to Grower if Winery reasonably concludes it is likely that the quality of Grapes to be sold hereunder may be detrimentally affected or that the transferee otherwise may not be able (financially or otherwise) to properly maintain the vineyards on the Property or otherwise perform the obligations of the Grower hereunder; provided, that if Grower shall dispute the reasonableness of Winery's conclusion and initiate arbitration under Section 17.10 within such 10 day period, no such termination shall become effective during the pendency of that arbitration. If Winery does not terminate this Agreement, it shall (i) remain in full force and effect with respect to the Property and the Grapes, (ii) run with the land, and
(iii) be binding on each of the heirs, executors, administrators, grantees, transferees, assignees and other successors in interest of Grower. Grower agrees upon request of Winery to cause any such successor to sign an assumption agreement with Winery (in form satisfactory to Winery) to assume and be bound by this Agreement in form suitable for recording. Once the Property has been approved by Winery and acquired by Grower, this Agreement shall cover and apply to only such Property, and no other.

         14.2     RIGHT OF FIRST OFFER.

                  (a) RIGHT OF FIRST OFFER. If Grower proposes to offer to sell or transfer the Property, or any portion thereof, to an unrelated third party, other than to any member of the Giguiere family or trust for the benefit of any member of the Giguiere family, or any entity which any such person controls, Grower shall first offer the Property, or the applicable portion thereof (the "OFFERED PROPERTY"), to Winery in accordance with the provisions of this Section 14.2.


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                  (b)      OFFER NOTICE. Grower shall deliver a Notice ("OFFER
NOTICE") to Winery stating its bona fide intention to offer the Offered Property and the price and terms upon which it proposes to offer the Offered Property.

                  (c) PERIOD AND MANNER OF EXERCISE. Winery shall have thirty (30) calendar days after receipt of the Offer Notice to deliver Notice to Grower of its intention to purchase all of the Offered Property upon the terms and conditions set forth in the Offer Notice. If Winery gives Notice to Grower of its intention to purchase the Offered Property, the effect is an automatic and binding agreement on behalf of Grower to sell, and Winery to purchase the Offered Property upon the terms and conditions set forth in the Offer Notice, with the closing of such purchase of the Offered Property to occur no later than sixty (60) days of Winery's Notice to Grower.

                  (d) FAILURE TO EXERCISE RIGHT OF FIRST OFFER. If Winery fails to exercise its right of first offer within such 30-day period, Grower may thereafter sell the Offered Property to other prospective buyers; provided, however, that if Grower proposes to sell the Offered Property at a price lower than or on terms more favorable than originally set forth in the Offer Notice to a prospective buyer, Grower shall first re-offer the Offered Property to Winery at such lower price and/or more favorable terms in accordance with the provisions of this Section 14.2.

                  (e) CONFIRMATION OF WAIVER. If Winery has not exercised its right of first offer to purchase the Offered Property upon the terms and conditions set forth in the Offer Notice within the 30-day period set forth in
Section 14.2(c), Winery shall supply such confirmation, reasonably requested by a prospective buyer or Grower, that Winery has waived its rights under this
Section 14.2.

15. CONDITIONS TO WINERY'S OBLIGATIONS. The obligations of Winery to purchase the Grapes and otherwise perform its obligations hereunder shall be subject to satisfaction of each of the following conditions:

         15.1 IDENTIFICATION OF PROPERTY. Grower shall have identified the Property on or before the date eighteen (18) months from the date of this Agreement and afforded Winery the opportunity to inspect the Property and review soils tests, water reports, environmental reports, title reports, and other reports as Winery may reasonably request, and such Property and each such parcel thereof, and such inspection reports and tests, shall be reasonably satisfactory to Winery.

         15.2 PURCHASE OR LEASE OF PROPERTY. After satisfaction of the condition in Section 15.1, Grower, on or before the date twenty-four (24) months from the date of this Agreement, shall have either (i) purchased fee title to the Property or (ii) acquired a valid leasehold interest in the Property, pursuant to a lease having, among other provisions, a term of at least twenty-five (25) years, with respect to which lease Grower agrees to use its best efforts to include a provision whereby Winery shall have the right to cure any


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breach of Grower and to become the lessee under the lease failing Grower's cure of such breach. Winery acknowledges that Grower may acquire fee title or a leasehold interest in the Property at different times, so long as Grower acquires an interest in all of the Property on or before the date twenty-four
(24) months from the date of this Agreement.

         15.3 VINEYARD DEVELOPMENT PLAN. Within sixty (60) days after satisfaction of the condition in Section 15.1 with respect to a parcel of the Property, Grower shall develop, in concert with and after discussions with Winery, a detailed vineyard development plan for the Property, or the applicable parcel thereof, which plan shall contain, among other things, a detailed description of the Designated Varieties to be planted, a planting schedule, clones and rootstock to be used, vine spacing, trellis system, cultivation methods to be used, frost protection systems, proposed pesticide and herbicide applications, and general viticultural practices to be followed ("VINEYARD DEVELOPMENT PLAN"). After the Vineyard Development Plan has been finalized, Grower shall deliver the Vineyard Development Plan to Winery to be approved by Winery (which approval will not be unreasonably withheld, conditioned or delayed) within 60 days after such plan has been provided to Winery. If Winery fails to advise Grower that Winery disapproves of the Vineyard Development Plan within such 60 day period, Winery shall be deemed to have approved the Vineyard Development Plan without further notice or documentation from Winery. Grower acknowledges and agrees that in granting or withholding such approval, Winery shall have the right to take into account Winery's objective of producing super premium and ultra premium wines from the Grapes, and Winery's anticipated wine production and sales of particular wines and its need for certain varieties of Grapes to be grown on the Property, and that such plan will likely require that the Property be planted in stages over time.

16. CONDITIONS TO GROWER'S OBLIGATIONS. The obligations of Grower to sell the Grapes and otherwise perform its obligations hereunder shall be subject to satisfaction of the following condition:

         16.1 PURCHASE OR LEASE OF PROPERTY. Grower shall have purchased or leased the Property, on terms reasonably satisfactory to Grower, on or before the date twenty-four (24) months from the date of this Agreement. Grower shall use its best efforts to cause this condition to be satisfied in a timely manner.

         16.2 VINEYARD DEVELOPMENT PLAN. Winery shall have approved the Vineyard Development Plan within the time period required as provided in Section 15.3.

17.      MISCELLANEOUS.

         17.1 COUNTERPARTS. This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed an original, and such counterparts together shall constitute only one original.


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         17.2     NOTICE. "NOTICE" means notice as set forth in this Section.
All notices, demands, requests, or other communications that may be or are required to be given, served, or sent by any party to any other party pursuant to this Agreement shall be in writing and shall be delivered in person, mailed by registered or certified mail, return receipt requested, or delivered by a commercial courier guaranteeing delivery, addressed and delivered to the parties at the addresses set forth below their respective signatures on this Agreement. If a party has furnished a facsimile and/or e-mail address, a nonbinding confirming copy of the notice shall also be sent by facsimile transmission or e-mail. Delivery shall be effective upon delivery or refusal of delivery, with the receipt or affidavit of the U.S. Postal Service or overnight delivery service deemed conclusive evidence of such delivery or refusal. Each party may designate by notice in writing a new address to which any notice, demand, request, or communication may thereafter be so given, served, or sent.

         17.3 SUCCESSORS AND ASSIGNS. Subject to the provisions of Section 14, this Agreement and the rights, interests, and obligations hereunder shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.

         17.4 GOVERNING LAW. This Agreement shall be construed and enforced in accordance with the laws of the State of California without giving effect to principles of conflicts of laws.

         17.5 WAIVER AND OTHER ACTION. This Agreement may be amended, modified, or supplemented only by a written instrument executed by the party against which enforcement of the amendment, modification, or supplement is sought.

         17.6 SEVERABILITY. If any provision of this Agreement is held to be illegal, invalid, or unenforceable, such provision shall be fully severable, and this Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision were never a part hereof, the remaining provisions hereof shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance (except to the extent such remaining provisions constitute obligations of another party to this Agreement corresponding to the unenforceable provision); and in lieu of such illegal, invalid, or unenforceable provision, there shall be added automatically as part of this Agreement, a provision as similar in its terms to such illegal, invalid, or unenforceable provision as may be possible and be legal, valid, and enforceable.

         17.7 INTERPRETATION. This Agreement shall be construed according to the fair meaning of its language. The rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be employed in interpreting this Agreement. Whenever the term "including" is used in this Agreement, it shall be interpreted as meaning "including, but not limited to" the matter or matters thereafter enumerated.

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Section and other headings are for reference purposes only and shall not affect the interpretation or construction of this Agreement.

         17.8 THIRD PARTY BENEFICIARIES. Nothing in this Agreement is intended to confer upon any person other than the parties hereto and their successors and permitted assigns any rights or remedies under or by reason of this Agreement.

         17.9 ATTORNEYS' FEES. In the event of any dispute or controversy between the parties relating to the interpretation of or arising out of or in connection with, this Agreement, any exhibit hereto, or the transactions contemplated hereby, the prevailing party shall be entitled to recover from the other party reasonable attorneys' fees and expenses incurred by the prevailing party. Such award shall include post-judgment attorney's fees and costs and attorney fees on appeal or any petition for review therefrom.

         17.10 ARBITRATION AND DISPUTE RESOLUTION. The parties waive their right to seek remedies in court, including any right to a jury trial, with respect to any claim or dispute arising out of or related to this Agreement. The parties agree that in the event the parties are unable to resolve a claim or dispute arising out of or related to this Agreement, including without limitation (i) a dispute as to the purchase price of Grapes purchased and sold hereunder, and (ii) a dispute as to whether Winery's requests regarding yield levels under Section 7.2 are reasonable, such claim or dispute shall be resolved exclusively by arbitration to be conducted in San Francisco, California in accordance with the rules of the Judicial Arbitration and Mediation Service ("JAMS") applying the laws of California. The parties agree that such arbitration shall be conducted by a retired judge who is experienced in dispute resolution regarding the disputed matter, that discovery shall not be permitted except as required by the rules of JAMS or as otherwise permitted by California Civil Code of Procedure Section 1283.05, that the arbitration award shall not include factual findings or conclusions of law, and that no punitive damages shall be awarded. The parties understand that any party's right to appeal or to seek modification of any ruling or award of the arbitrator is severely limited. Any award rendered by the arbitrator shall be final and binding on the parties, and judgment may be entered on it in any court of competent jurisdiction or as otherwise provided by law.

         17.11 RECORDING. Upon request of Winery, Grower will execute and assist Winery in recording with the recorder of the county or counties in which the Property is located a memorandum of contract or other appropriate document, in form reasonably acceptable to Winery, suitable for providing a record of this Agreement in the real property records of such county or counties.

         17.12 SPECIFIC PERFORMANCE AND INJUNCTION. Grower agrees that it would be difficult to measure damages to Winery from any breach by Grower of
Section 3 hereof or any breach of Grower's delivery obligations under this Agreement, that injury to Winery from any such breach would be incalculable and irremediable, and that money damages therefore would be an inadequate remedy. Accordingly, Grower agrees that, anything to the contrary herein notwithstanding, in lieu of the arbitration provided for in Section 17.10, if Grower shall breach Section 3 or Grower's delivery obligations under this Agreement, Winery shall be entitled, in addition to all other remedies it may have hereunder or at law, to specific performance of the breached terms hereof and/or to a preliminary and permanent injunction to restrain violation thereof by Grower, without showing or proving any actual damage sustained by Winery and without Winery's posting of any bond.

         17.13 APPROVAL BY WINERY. In any case under or relating to this Agreement where the consent or approval of Winery is required or is otherwise sought by Grower (including without limitation any proposed amendment of this Agreement), such consent or approval shall only be effective if specifically authorized by the Chief Executive Officer of Vincor International, Inc. or his designee.

         IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.


"WINERY"                               "GROWER"

R.H. PHILLIPS, INC.,                   JK VINEYARDS, LLC
a California corporation               a California limited liability company

By:                                    By:
   -------------------------------        ------------------------------
Its:                                   Its:
    ------------------------------         -----------------------------

Notice address:                             Notice address:

Vincor International Inc.                   26836 Country Road 12A
441 Courtneypark Drive East                 Esparto, CA  95627
Mississauga, Ontario Canada L5T 2V3

Attention:  Jonathan Bamberger              Attention:   John Giguiere

Fax No.:  905 564-6914                      Fax No.:  530 662-9267

E-Mail Address:                             E-Mail Address: lane@rhphillips.com
jonathan.bamberger@vincor.com

                                                                       EXHIBIT A

                                   GRAPE PRICE


         1. PRICE. Grower will provide Winery with the "Price" for the current year crop by May 1st of each calendar year, with that price applicable to the harvest of that calendar year. The Price shall consist of the Base Price per ton and the Price Adjustment.

                  1.1      BASE PRICE.

                           (a)      DUNNIGAN HILLS AREA. For those Grapes grown
in the Dunnigan Hills area, the "BASE PRICE" of each variety will be the weighted average of the previous harvest year's weighted average grower returns per ton for non-related purchases for such variety for District 1 (Mendocino County), District 7 (Monterey and San Benito Counties) and District 8 (San Luis Obispo, Santa Barbara and Ventura Counties) (the "DESIGNATED DISTRICTS") as reported in Table 10 of the California Department of Food and Agriculture's Final Grape Crush Report (the "CRUSH REPORT") for such previous year's harvest, or if the Crush Report is no longer being published, or any of the Designated Districts are modified, then by the most comparable similar report or district then available. The 1999 weighted average grower return per ton for non-related purchases for District 1, District 7 and District 8 for each of the Designated Varieties, as shown on Table 10 of the Crush Report, are set forth in Schedule 1 (Grape Price) to this EXHIBIT A.

                           (b)      OTHER AREAS. For those Grapes grown in any
of the Designated Districts, the "BASE PRICE" of each variety will be the previous harvest year's weighted average grower return per ton for non-related purchases for such variety for the Designated District in which the Grapes are grown, as reported in Table 10 of the Crush Report for such previous year's harvest.

                           (c)      FLOOR AND CEILING PRICE. Notwithstanding the
foregoing, during the "Specified Period" only, under no circumstances shall the Base Price of any variety grown on any vineyard block on the Property for any year during such period be less than the Floor Price or greater than the Ceiling Price for such variety. The "FLOOR PRICE" and "CEILING PRICE" are set forth in
Schedule 1 (Grape Price) of this EXHIBIT A. As used herein, the "Specified Period" shall be calculated for each vineyard block developed on the Property and shall run for a period commencing with the planting of such vineyard block and ending at the completion of harvest during the eighth year thereafter. After the Specified Period with respect to a vineyard block, no Floor Price or Ceiling Price shall apply to Grapes delivered from that block.

                  1.2 PRICE ADJUSTMENT. The "PRICE ADJUSTMENT" shall be the difference calculated by taking the greater or lesser amount that Winery would have paid to Grower for the immediately prior year's harvest, if the applicable prices listed in the Crush Report for such prior year were in fact paid, less the amount actually paid for the prior year's harvest as calculated based upon the Base Price, excluding the Price Adjustment paid in such prior year but taking into account and applying the Floor Price and Ceiling Price (to the extent applicable) for the prior year. The Price Adjustment may be either a positive or negative amount.

                  1.3 TERMINATION FEE. Within thirty (30) days after publication of the Crush Report for the final harvest year under this Agreement,
(i) Winery shall pay to Grower a termination fee in an amount equal to the Price Adjustment as calculated with respect to the amount paid for the final year's harvest if the amount of Price Adjustment is positive, and (ii) Grower shall pay to Winery a termination fee in an amount equal to the Price Adjustment as calculated with respect to the amount paid for the final year's harvest if the amount of the Price Adjustment is negative.

         2. EXAMPLE. The following example is with respect to Chardonnay grapes grown in Mendocino County.

                  2.1 Assuming the weighed average grower return for non-related purchases for Chardonnay grapes for the 1999 harvest is $1,563 per ton per Table 10 of the 1999 Crush Report, the Base Price for Chardonnay grapes grown in Mendocino County for the 2000 harvest shall be $1,563 per ton. Assume 200 tons are sold from the 2000 harvest under the terms of this Agreement.

                  2.2 Assuming the weighted average grower return for non-related purchases of Chardonnay grapes for the 2000 harvest is $1,663 per ton per Table 10 of the 2000 Crush Report, the Base Price for Chardonnay grapes grown in Mendocino County for the 2000 harvest shall be $1,663 per ton.

                  2.3 The Price Adjustment for the 2001 harvest shall be $20,000, calculated by taking the Base Price amount Winery would have paid for the 2000 harvest ($1,663 per ton multiplied by 200 tons) less the Base Price amount Winery actually paid for the 2000 harvest ($1,563 per ton multiplied by 200 tons). Said Price Adjustment amount of $20,000 shall be part of the Price for Chardonnay grapes from Mendocino County paid by Winery for the 2001 harvest and shall be paid at the times provided in Section 10 of the Agreement. If the Price Adjustment results in a negative amount, such amount shall be deducted by Winery from the Price otherwise payable by Winery for such harvest year.

                  2.4 The Floor Price and Ceiling Price shall be taken into account in determining the Price Adjustment amount for each year during the Specified Period. In the example above, if the Ceiling Price for Chardonnay grapes for the 2000 harvest had been $1,613 per ton, and assuming the 2000 harvest was during the Specified Period, then the Price Adjustment for the 2001 harvest would have been $10,000, rather than $20,000.

         3. FINAL PRICE. The parties acknowledge and agree that the Price payable by Winery for each harvest year (consisting of the Base Price and the Price Adjustment, if any, as provided above) shall be calculated and set by May 1st of that harvest year as provided above and that such Price, absent mathematical error, is a final price that shall be reported to the California Department of Food and Agriculture under applicable laws and regulations and is not subject to change or adjustment.

                                  SCHEDULE 1
                                 GRAPE PRICE

-------------------- ------------- -------------- ---------------------------------------------------------- -------------------
   GRAPE VARIETY        FLOOR         CEILING                           GROWER RETURN                           WEIGHTED
                                                                                                                AVERAGE
-------------------- ------------- -------------- ------------------- ------------------ ------------------- -------------------
                                                  DISTRICT 1          DISTRICT 7         DISTRICT 8
-------------------- ------------- -------------- ------------------- ------------------ ------------------- -------------------
Chardonnay           $900          $1,800         $1,563.93           $1,488.99          $1,487.20           $1,509.86
-------------------- ------------- -------------- ------------------- ------------------ ------------------- -------------------
Syrah                $1,200        $2,100         $1,827.60           $1,296.08          $1,531.47           $1,525.64
-------------------- ------------- -------------- ------------------- ------------------ ------------------- -------------------
Merlot               $1,100        $2,000         $1,782.92           $1,340.36          $1,374.83           $1,451.34
-------------------- ------------- -------------- ------------------- ------------------ ------------------- -------------------
Petite Verdot        $1,000        $1,900         $2,092.61           $0.00              $1,036.72           $1,321.07
-------------------- ------------- -------------- ------------------- ------------------ ------------------- -------------------
Viognier             $900          $1,800         $1,752.62           $1,610.81          $1,695.72           $1,697.74
-------------------- ------------- -------------- ------------------- ------------------ ------------------- -------------------
Cabernet Sauvignon   $1,100        $2,000         $1,811.15           $1,299.35          $1,273.47           $1,364.54
-------------------- ------------- -------------- ------------------- ------------------ ------------------- -------------------
Malbec               $1,000        $1,900         $0.00               $1,000.00          $1,223.45           $1,191.53
-------------------- ------------- -------------- ------------------- ------------------ ------------------- -------------------

(1)  Prices are per ton

(2) Grower Return is the 1999 weighted average grower return per ton for non-related purchases for such variety for District 1 (Mendocino County), District 7 (Monterey and San Benito Counties) and District 8 (San Luis Obispo, Santa Barbara and Ventura Counties).

(3) The WEIGHTED AVERAGE of the weighted average grower returns for Districts 1, 7 and 8 for 1999, as shown above, is calculated by using the weighted average grower returns set forth above and the tonnage amounts for each such variety and each such district as reported on Table 4 of the Crush Report for 1999.

                                                                       EXHIBIT B

                             GRAPE QUALITY STANDARDS


         All Grapes shall meet the Grape Quality Standards listed below (the "Quality Standards").

1.       SUGAR STANDARDS

         Winery, in consultation with Grower, shall reasonably establish "Minimum Brix" (sugar) levels and "Maximum Brix" levels for each Designated Variety, and such levels will represent the lowest and highest Brix, respectively, at which Winery will be obligated to accept Grapes.

         BRIX PENALTY. Subject to the provisions of subparagraph (b) of EXHIBIT D, any load of Grapes delivered to Buyer at a Brix level below the Minimum Brix which Buyer elects to accept will be subject to a purchase price reduction of ten percent per degree Brix, or fraction thereof, below the Minimum Brix.

2.       GRAPE DEFECT LEVELS

         "Defects" are defined in accordance with the custom of the grape industry and the practice of the Grape Inspection Service provided by the California Department of Food and Agriculture. Defects shall include, but not be limited to, Grapes which evidence mold, rot or mildew resulting in decomposition. Any otherwise satisfactory load of Grapes delivered to Winery having 2.0 percent Defects or less shall be considered acceptable. Winery and Grower agree to work together to consistently deliver Grapes with Defect levels below 2.0 percent.

         DEFECTS PENALTY. Any load of Grapes delivered to Winery having a level of Defects in excess of 2.0 percent will receive a weight deduction of the total weight of defects in the load. Any load of grapes delivered to Winery that tests 3.0 percent Defects or more may be rejected, at Winery's option.

3.       MATERIAL OTHER THAN GRAPES (M.O.G.)

         M.O.G. is defined in accordance with the custom of the California grape industry and the practice of the Grape Inspection Service provided by the California Department of Food and Agriculture and shall include, but not be limited to, leaves, leaf stems, canes, and any other foreign materials of any nature. Any otherwise satisfactory load of Grapes delivered to Winery having 1.0 percent M.O.G. or less shall be considered acceptable. Winery and Buyer agree to work together to consistently deliver Grapes with M.O.G. levels below 1.0 percent. In the event any M.O.G. is present in any load of Grapes, it shall be conclusively presumed that said M.O.G. originated with Grower.

         M.O.G. PENALTY. Any load of Grapes delivered to Winery having in excess of 1.0 percent M.O.G. will receive a weight deduction of the total weight of M.O.G. in the load. Any load of Grapes delivered to Winery that tests 2.0 percent M.O.G. or more may be rejected, at Winery's option.

4.       MIXED LOADS, ETC.

         Winery shall have the right to reject any load of Grapes for any of the following reasons: (i) any load of white grapes having in excess of 1.0 percent of black grapes, (ii) mixed variety loads, (iii) overnight loads (loads picked earlier than such time as agreed to between Winery's field representative and Grower of the day prior to delivery),
         (iv) wild fermentation in the load, (v) volatile acidity above 0.015 gms/100 ml, (vi) ethyl alcohol above 0.08 percent by volume, (vii) loads contaminated with caterpillars, tomato worms or other insects or rodents, motor fuel, hydraulic fluid, or any other oil base product, exceeding levels acceptable to the Bureau inspector, or (viii) loads contaminated with agricultural chemicals residue in excess of legal limits, or with an agricultural chemical either not registered for use in vineyards or not applied according to label instructions.

5.       PESTICIDES, ETC.

         Grower agrees that all Grapes to be sold to Winery hereunder shall not be adultered, mislabeled or misbranded within the meaning of the Federal Food, Drug and Cosmetic Act, together with any and all amendments and regulations pertaining thereto, and shall be in compliance with the California Pure Food Act and California Safe Drinking Water and Toxic Enforcement Act of 1986. Winery shall not be required to accept Grapes which have been treated with any pesticide or chemical, the application of which does not conform to local, state or federal laws and regulations, and with the use data and product information accompanying or pertaining to the pesticide or chemical. Grower shall maintain full, complete and accurate written records with respect to every pesticide, fertilizer, nutrient or other chemical application and if requested, shall furnish the same to Winery prior to harvesting Grapes for delivery. As used herein, "Pesticide" includes, without limitation, herbicides, fungicides (including sulfur and sulfur-based compounds), rodenticides, insecticides and miticides.

6.       GENERAL STANDARDS

         All Grapes sold and delivered to Winery under this Agreement shall, at the time and place of delivery, be whole, sound grapes in good and merchantable condition, and shall be grapes having all properties necessary to make them suitable for making into super and ultra premium wines of a quality at least equivalent to the quality of super and ultra premium wines then being produced by Winery. Such Grapes must fully comply with the requirements of this Agreement and with all applicable federal, state and local laws, rules, regulations and orders, whether now or hereafter in effect, including but not limited to all regulations and standards of the U.S. Food and Drug Administration and the California Department of Public

         Health. The parties recognize that viticultural quality standards for super premium and ultra premium grapes may differ in some respects in the future from the quality standards set forth in this EXHIBIT B and that new quality standards may be prevalent in the industry for such grapes from time to time. In this regard Grower agrees to comply with such additional or different quality standards.

                                                                       EXHIBIT C

                       FARMING AND VITICULTURAL PRACTICES


         Grower shall perform such tilling, cultivating, fertilizing, irrigating, pruning, spraying, leaf-pulling, thinning of fruit and other farming and viticultural practices and acts in the manner considered at such time customary in the district where the Grapes are grown and best suited to the production of quality Grapes in each variety of Grapes and to be used to make super premium and ultra premium wine of the quality and type then being produced by Winery, and Grower shall otherwise cultivate and mature the Grapes in accordance with good viticultural practices and avoid excessive cropping and excessive use of pesticides and employ yield management practices and be guided by reasonable requests regarding yield levels, as described in Section 6.4 and Section 7.2. Grower shall also comply with other reasonable requests made by Winery with respect to Grower's farming and viticultural practices. To the extent new farming or viticultural practices or equipment or technology are developed during the term of this Agreement which, if implemented, would not materially increase Grower's costs but would substantially improve the quality and quantity of Grapes being delivered by Grower hereunder, Grower shall, upon request by Winery, institute such practices or acquire such equipment or technology. Grower shall also use such care in harvesting and delivering Grapes as is advisable and necessary in the exercise of good farming and viticultural practice.

         Grower shall not make or permit to be made material changes to the vineyard on the Property or changes in the viticultural practices employed by Grower, where such changes might reasonably be expected to affect the quality or quantity of Grapes delivered hereunder, without Winery's prior written consent. In addition, except as otherwise permitted herein, Grower shall not graft to change the varieties of Grapes specified in this Agreement or remove healthy vines producing Grapes to be sold under this Agreement without Winery's prior written consent.

                                                                       EXHIBIT D

                             HARVESTING AND DELIVERY


                  (a) PICKING DECISION. For each harvest year, Winery shall either elect to determine in its sole discretion the date on which each variety of Grape from each vineyard shall be picked or delegate to Grower the decision of when to harvest the Grapes, and in such case, Winery shall make a good faith effort to schedule delivery such that Grower's crop may be harvested at its optimal maturity.

                  (b) WINERY DETERMINATION AND EFFECT ON QUALITY STANDARDS. If Winery elects to make the harvest decision, Grower shall commence harvesting all Grapes designated to be picked within twenty-four (24) hours after Winery's determination. Winery shall schedule delivery of the Grapes based on Winery's determination of when the Grapes are to be picked. If Winery makes the determination of harvest, Winery acknowledges that, notwithstanding the other provisions of this Agreement, neither the sugar standards nor any other Quality Standards, where the failure to meet such Quality Standards reasonably resulted from a delay in harvest of the Grapes, shall be applicable, for example, Defects of rot and mildew in excess of 3.0% resulting from excessive wet and cold weather during the harvest season. The provisions of this subsection (b) shall not apply to any Grapes where Winery and Grower mutually determine when to harvest such Grapes.

                  (c) DELIVERY SCHEDULE. During harvesting of the Grapes, when Winery has delegated to Grower the decision of when to harvest the Grapes, Winery shall supply Grower with daily schedules of the quantity and variety of Grapes to be delivered and the destination for such delivery. All loads of Grapes must be scheduled by Winery prior to delivery and must be accompanied by a signed original Grower Delivery Tag.

                  (d) MECHANICAL GRAPE HARVESTING. Grower may mechanically harvest Grapes. Winery may request from time to time that Grower hand pick Grapes, in which case the parties shall discuss in good faith the procedures therefore and the incremental costs associated with hand picking to be reimbursed to Grower by Winery. Mechanical harvesting of Grapes under this Agreement may not be started prior to such time on the day prior to delivery as Winery's field representative and Grower agree. Grower shall maintain all harvesters and bulk containers used for the Grapes in a clean and sanitary condition at all times. Grower shall ensure that all hand and mechanically harvested grapes shall be free of extraneous materials, such as short canes, stumps, vine arms, sprinklers, harvester parts, etc., that may damage winery equipment. The cost of any such damage shall be borne by Grower.

                  (e) RISK OF LOSS. All risk of loss of damage to Grapes to be delivered and sold to Winery shall be borne by Grower until such Grapes are delivered to and accepted by Winery.

                                     D-1